Sierra Lake Acquisition Corp.

625 West Adams Street

Chicago, IL 60661

September 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman and Justin Dobbie

Re:	Sierra Lake Acquisition Corp.

Registration Statement on Form S-1, as amended

Filed August 31, 2021

File No. 333-253479

Dear Mr. Schiffman and Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sierra Lake Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, September 14, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Charles Alutto
Charles Alutto
Chief Executive Officer

cc:	Reed Smith LLP

Ellenoff Grossman & Schole LLP